UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces Board of Directors Appointment

LIMA, Peru--(BUSINESS WIRE)--January 4, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced that Mr. Raul Benavides has been appointed to its board of directors, effective immediately. Mr. Benavides replaces Dr. José Miguel Morales Dasso, who has retired from Buenaventura’s board having reached the Company's maximum retirement age for board members based on internal best practices.

Mr. Roque Benavides, Buenaventura’s Chairman commented, “We are pleased to welcome Raul to the Buenaventura board of directors. His addition complements our board’s considerable skills, and we look forward to the continued benefit of his extensive experience at our Company and valuable perspective as we execute our strategy, drive profitability and enhance value for all Buenaventura shareholders.”

“Buenaventura has been very fortunate to have José Miguel serve our Company for the last 50 years. He has been a highly effective director, having made considerable contributions not only as a board member but also as our General Counsel. We will miss his strong leadership and wise guidance but would like to extend our gratitude and best wishes to him in his retirement,” said Mr. Benavides, Buenaventura's chairman.

Raul Benavides joins Buenaventura’s board of directors with a tenure of 40 years at the Company. In his latest role he served as Vice President of Business Development, since 2011.

Mr. Benavides holds a bachelor’s degree in Mining Engineering from the University of Missouri—Rolla, a masters of Mining Administration from Pennsylvania State University, and he completed the Advanced Management Program at Harvard Business School (AMP-160). He has served as President of the Institute of Mining Engineers of Peru (IIMP) and is the Founder of Peru’s Mine Safety Institute (ISEM). He is also Founder and Chairman of Peru’s Centro Tecnológico Minero (CETEMIN) vocational school of mining.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache). The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer. For a printed version of the Company’s 2019 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site. (*) Operations wholly owned by Buenaventura.

Contacts

Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Company Website: www.buenaventura.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: January 4, 2021